SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

17 July 2020

Prudential plc completes $500 million equity investment in its US business by Athene Holding Ltd

The Board of Prudential plc ("Prudential") today announces the completion of a $500 million equity investment by Athene Life Re Ltd, a subsidiary of Athene Holding Ltd ("Athene"), in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent.

Prudential's US business includes Jackson National Life Insurance Company ("Jackson"), a top-two annuity provider with best-in-class products, distribution and operations headquartered in Lansing, Michigan, and PPM America Inc, an asset manager headquartered in Chicago, Illinois.

Mike Wells, Group Chief Executive of Prudential, said: "We are delighted  to announce the completion of Athene's $500 million equity investment in our US business. The transaction has increased its risk-based capital cover ratio and is a significant step in meeting our strategic objectives for the business."

Michael Falcon, Chairman and Chief Executive Officer of Jackson, said: "Athene's investment in Jackson further strengthens our capital position, as we deliver on our long-term strategic objectives. We look forward to working with Athene as an important investor and remain committed to helping American savers achieve financial freedom for life."

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Prudential's US business
Jackson is a leading provider of retirement products for industry professionals and their clients. The company and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Jackson is a proud founding member and co-chair of the Alliance for Lifetime Income, a nonprofit 501(c)(6) organization formed and supported by 24 of the nation's financial services organizations to create awareness and educate Americans about the importance of protected lifetime income. With $297.6 billion in IFRS assets*, the company prides itself on sound corporate risk management practices and strategic technology initiatives. Focused on thought leadership and education, Jackson provides industry insights and financial representative training on retirement planning and alternative investment strategies. The company is also dedicated to corporate philanthropy and supports nonprofits focused on strengthening families and creating economic opportunities in the communities where its employees live and work. For more information, visit www.jackson.com.

Founded in 1990, PPM America is a global institutional asset manager with $130 billion in assets as of 31 March 2020. It offers investment solutions in public fixed income, public equity, private equity, and private debt. Its investment approach is guided by team-based values and its firm size allows the company to remain nimble and investment-led. For more information, please visit www.ppmamerica.com.

*Prudential plc's US business has IFRS total assets of $299.2 billion (of which $297.6 billion relate to Jackson) and $269.5 billion of IFRS policyholder liabilities (as of 31 December 2019).

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Athene Holding Ltd
Athene, through its subsidiaries, is a leading retirement services company that issues, reinsures and acquires retirement savings products designed for the increasing number of individuals and institutions seeking to fund retirement needs. The products offered by Athene include:

●
Retail fixed, fixed indexed and index-linked annuity products;
●
Reinsurance arrangements with third-party annuity providers; and
●
Institutional products, such as funding agreements and the assumption of pension risk transfer obligations.

Athene had total assets of $142.2 billion as of 31 March 2020. Athene's principal subsidiaries include Athene Annuity & Life Assurance Company, a Delaware-domiciled insurance company, Athene Annuity and Life Company, an Iowa-domiciled insurance company, Athene Annuity & Life Assurance Company of New York, a New York-domiciled insurance company, and Athene Life Re Ltd., a Bermuda-domiciled reinsurer.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, inflation and deflation and the performance of financial markets generally; global political uncertainties; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's new Group-wide supervisor, as well as new government initiatives generally; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact on Prudential of systemic risk policy measures adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the ability to complete a potential minority initial public offering of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' in Prudential's Annual Report for the year ended 31 December 2019. Prudential's 2019 Annual Report is available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 July 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer